# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EVOLUTION PETROLEUM CORP, CIK 0001006655
CUSIP: 30049A107
Title of class of securities: COM
Address of issuer's principal executive offices: 1155 DAIRY ASHFORD ROAD, SUITE 425, HOUSTON, Texas (TX), 77079
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001085146-24-004026
Filed by CIK 0001425949

## Reporting persons
- WealthTrust Axiom LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 1,950,728,273; shared dispositive power 0; aggregate amount beneficially owned 1,950,728,273 (5.62% of the class)

## Item 1. Issuer
Name of issuer: EVOLUTION PETROLEUM CORP
Address of issuer's principal executive offices:
1155 DAIRY ASHFORD ROAD, SUITE 425, HOUSTON, TEXAS
77079

## Item 2. Person Filing
Name of person filing: WealthTrust Axiom LLC
Address of principal business office or, if none, residence:
550 E Swedesford Road
Suite 110
Wayne, Pennsylvania
19087
Citizenship: WealthTrust Axiom LLC - PENNSYLVANIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,950,728,273
Percent of class: 5.62
Sole power to vote or to direct the vote: WealthTrust Axiom LLC - 0
Shared power to vote or to direct the vote: WealthTrust Axiom LLC - 0
Sole power to dispose or to direct the disposition: WealthTrust Axiom LLC - 1,950,728,273
Shared power to dispose or to direct the disposition: WealthTrust Axiom LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WealthTrust Axiom LLC: David J Webster, CCO (01/02/2026)